Exhibit 99.1
Results on acquisition of treasury shares

Shinhan Financial Group (hereafter “SFG”) announced on April 27, 2023 that a share repurchase program SFG commenced on April 28, 2023 has been completed. The number of treasury shares acquired upon completion is 4,243,281and the total number of treasury shares that SFG holds as of the reporting date is 4,243,281, 0.81% of the total number of common shares issued.

1.	Acquisition period: April 28, 2023 – June 14, 2023

2.	Number of treasury shares acquired: 4,243,281 common shares

3.	Average acquisition price: KRW 35,185

4.	Total acquisition amount: KRW 149,299,964,000